Exhibit 99.2

SPROTT INC.

Report of Voting Results

Submitted Pursuant to
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 6, 2022

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 6, 2022.

At the Meeting, Shareholders voted by ballot on the following matters:

1.	Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	13,586,224	98.554%	199,322	1.446%
Graham Birch	13,557,647	98.347%	227,899	1.653%
Peter Grosskopf	13,701,678	99.392%	83,868	0.608%
Barbara Connolly Keady	13,726,020	99.568%	59,526	0.432%
Sharon Ranson	13,377,156	97.038%	408,390	2.962%
Catherine Raw	13,724,954	99.560%	60,592	0.440%
Arthur Richards Rule IV	13,715,920	99.495%	69,626	0.505%

2.	Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company and authorizing the board of directors of the Company to fix the auditors’ remuneration and terms of engagement was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
17,705,522	99.226%	138,159	0.774%

3.	Amendment No. 2 to By-Law No. 1

A resolution approving the Amendment No. 2 to By-Law No. 1 as more particularly described in the Management Information Circular dated March 22, 2022 of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
13,697,847	99.364%	87,699	0.636%

DATED this 6th day of May, 2022.

SPROTT INC.

Per:	“Arthur Einav”
Arthur Einav Corporate Secretary